Room 4561
						February 2, 2006



Mr. Gerald Tucciarone
Treasurer, Chief Financial Officer and Secretary
Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, NY 11788

Re:	Hauppauge Digital, Inc.
	Form 10-K for Fiscal Year Ended September 30, 2005
	Filed December 29, 2005
	File No. 001-13550


Dear Mr. Tucciarone:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 2.  Description of Property

1. You disclose that your Audit Committee is in the process of evaluating the 2004 lease. We note that this lease does not expire until February 16, 2009. Please explain to us why the Audit Committee is evaluating the lease. Describe the terms, conditions or other circumstances that resulted in the decision to evaluate the lease.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 32

2. We note that you disclose "Net operating income before arbitration and litigation." This appears to be a non-GAAP measure. Please tell us how you have considered the requirements of Item 10(e)(1) of Regulation S-K.

3. You disclose that you are currently under intense downward pricing pressure and, therefore, the average sales price for your products is declining. Tell us how you have considered quantifying the amount of the change in reported sales that is attributable to changes in volume versus changes in price. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Results of Operations - Liquidity and Capital Resources, page 48

4. We note your discussion of operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, how have you considered expanding your disclosure to address the underlying factors that resulted in the $2.5 million decrease in cash flows related to accounts payable.
As part of your response, please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Recent Accounting Pronouncements, page 54

5. We note your disclosure that the adoption of various accounting pronouncements is "not expected to have a material impact on our operations." Please explain to us how your disclosure complies with
Question 1 of SAB Topic 11:M which requires disclosure of the impact that the recently issued accounting standard will have on the financial statements, including financial position and results of operations.

Financial Statements

Consolidated Statements of Operations, page F-4

6. We note that you classify technical support costs within selling, general and administrative expenses. Please explain to us your basis for including these costs in selling, general and administrative expenses rather than in cost of sales. As part of your response, provide reference to the authoritative literature that supports your accounting. Additionally, explain why you believe this presentation complies with Rule 5-03(b)(2) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-8

Product Segment and Geographic Information, page F-9
7. We note your disclosures about analog and digital products. We also note your disclosures of revenue by geographic region here and in your MD&A as well as the fact that you appear to be organized geographically as disclosed on page 16. Please tell us whether you consider product lines or geographic locations to represent operating segments as defined by paragraph 10 of SFAS 131. If you believe these represent operating segments, explain how this is reflected in your disclosure. To the extent that operating segments have been aggregated, explain how you have applied the aggregation criteria in paragraph 17 of SFAS 131. Separately, explain how you have considered the disclosure requirements of paragraph of 26 of SFAS
131. As part of your response, tell us how your Chief Operating Decision Maker (CODM) reviews your results when allocating resources and assessing performance. Provide us with copies of the reports reviewed by your CODM for the year ended September 31, 2005.

8. We note the disclosure on page 3 indicating that you have five major product lines. Separately, we note that your MD&A and your earnings releases furnished on Form 8-K discuss and often quantify the relative contribution of these product lines on revenues. In view of these disclosures, please tell us how you have considered the product disclosures required by SFAS 131 paragraph 37.

Revenue recognition, page F-10

9. We note that you offer price protection and co-op advertising arrangements. Please tell us more about these arrangements and tell us how these obligations impact revenue recognition. As part of your response, tell us how you considered disclosing your accounting for these obligations in your revenue recognition policy.

10. We note that you offer customers a right of return and that you exercise judgment with regard to historical data when determining the appropriate reserve. Please explain to us, in reasonable detail, how you determine the amount of your return reserves. As part of your response, tell us more about how "judgment" is involved and applied in determining the reserve.

Foreign Currency Translations and Transactions, page F-11

11. We note that you translate Euro-denominated income statement accounts that pertain to sales at the average monthly forward exchange contract rate. Please explain to us how your accounting complies with paragraph 12 of SFAS 52 which indicates that income statement items should be translated at a weighted average exchange rate.

Derivatives and Hedging Activities, page F-12

12. We note the disclosures regarding your cash flow hedges.
Please
tell us how your disclosures comply with paragraph 45 (b) (1) and
(2)
and paragraph 47 of SFAS 133.

Note 5 - Income Taxes, page F-16

13. We note that you have recorded a full valuation allowance as of
September 30, 2005 for deferred tax assets. In view of the fact that you have recorded net income in the two most recent fiscal years, describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. See paragraph 20 through 24 of
SFAS No. 109. Also, explain how you considered the "more likely than not" standard of SFAS 109 when determining whether the valuation allowance was necessary. Tell us the amount of deferred tax assets that would impact your results of operations when recognized, and describe the circumstances and timing under which such amounts would be recognized. Explain how you have considered providing corresponding disclosure in your MD&A. See Section III.B.3 and
Section V SEC Release No. 33-8350.

Note 6 - Stockholders` Equity

b.  Stock Compensation Plans, page F-18

14. You disclose that you may grant stock appreciation rights and options with reload features. Please tell us whether you have issued any of these instruments. If so, tell us how you accounted for them.
As part of your response, refer to the authoritative literature that supports your accounting.

Schedule II - Valuation and Qualifying Accounts

Reserve for Obsolete and Slow Moving Inventory, page F-29

15. We note that you made a large disposition of inventory during the fiscal year ended September 30, 2004. Please tell us more the disposition including how the inventory was disposed of and whether a gain or loss was recorded.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant at (202)
551-
3408 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,




      Brad Skinner
							Accounting Branch Chief
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Mr. Gerald Tucciarone
Hauppauge Digital, Inc.
February 2, 2006
Page 6